FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TR

TRILLIUM THERAPEUTICS ADVANCES TTI-621 INTO PHASE 1B COHORT EXPANSION ENROLLMENT

TORONTO, Nov. 2, 2016 – Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR), a clinical-stage immuno-oncology company developing innovative therapies for the treatment of cancer, has advanced its novel investigational drug TTI-621, a SIRPa-IgG1 Fc fusion protein, from dose escalation into Phase 1b cohort expansion enrollment in patients with advanced hematologic malignancies. As part of the advancement, the company provides the following study updates:

  Trillium has completed a dose-escalation phase of TTI-621 in patients with lymphoma, and will report interim Phase 1a data at the American Society of Hematology (ASH) Annual Meeting in December.

  Patient enrollment across a broad spectrum of hematologic malignancies has commenced in the Phase 1b multi-cohort expansion portion of the trial. The trial’s objectives are to further characterize the safety of TTI-621 and gain preliminary evidence of anti-tumor activity in patients with a variety of hematologic malignancies.

  In addition to the eight original expansion cohorts, indolent B cell lymphoma, aggressive B cell lymphoma, T cell lymphoma, Hodgkin lymphoma, chronic lymphocytic leukemia, multiple myeloma, acute myeloid leukemia and myelodysplastic syndrome, the phase 1b expansion will also include patients with myeloproliferative neoplasms.

  In a separate expansion cohort, patients with CD20-positive lymphomas will be treated with TTI-621 in combination with rituximab.

  The Phase 1b enrollment will engage multiple new clinical trial sites, in addition to the existing five participating in Phase 1a.

“TTI-621 is a decoy receptor that blocks CD47 -- a 'do not eat' signal that is a key regulator of innate and adaptive immunity,” commented Trillium’s Chief Medical Officer, Eric Sievers, MD. “Having established a well-tolerated dose and schedule of TTI-621, we are enthusiastic to characterize safety and anti-tumor activity across multiple blood cancers. In addition, we look forward to evaluating TTI-621 in combination with rituximab.”

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information

This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future results, events or developments. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Company Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com